Filed by Computer Horizons Corp. pursuant to Rule 425
under the Securities Act of 1933 and deemed filed pursuant
to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Computer Horizons Corp.
Commission File No.: 000-07282

        The following is a communication being mailed to shareholders.

Dear Computer Horizons Shareholder:

The Choice is Clear—Act Now to Protect Your
Investment in Computer Horizons

        The special meeting of Computer Horizons Corp. (CHC) shareholders is now just a week away. It is critically important for you to take decisive action right now to protect the value of your investment in CHC by voting to approve the proposed merger with Analysts International Corporation.

        Your Board firmly believes that the merger with Analysts International makes compelling strategic sense and is the key to unlocking future shareholder value. Therefore, your Board unanimously recommends that you vote the WHITE proxy "FOR" the merger.

        Your Board also urges you to reject the advances of a group of dissident shareholders that is seeking to defeat the merger, which is the first step in a campaign by that group to seize control of your company without paying you any premium for your investment.

        We believe the choice is clear—support the merger with Analysts International and reject the dissident group and their campaign to gain control of your Company.

The Dissident Group is Seeking to Seize Control of Your Company
Without Paying You Anything at All

        We believe the self-interested agenda of the dissident shareholder group is obvious:

  •
  Launch a disruptive proxy campaign to scuttle the strategically sound merger with Analysts International, and then

  •
  Call another special meeting of shareholders to install their own hand-picked directors in an attempt to seize control of the company without paying you and your fellow CHC shareholders any premium for your investment.

The Dissident Group Offers No Assurances, No Analysis—
Only a Shoot-From-The-Hip Approach

        If the dissident group is allowed to prevent the proposed merger with Analysts International, install its own hand-picked directors and seize control of the company, we believe CHC's business could suffer irreparable harm and your shares could suffer a potentially significant loss of value.

        That's because it is apparent the dissident group has no experience running a company like CHC and no real strategy and no real vision for the future of CHC. In its own preliminary proxy materials, the dissident group offers only fuzzy notions as to how they might "maximize shareholder value."

        The dissidents' plan is so vague that they even admit there is no assurance that the actions they suggest will even be taken. They further admit that they have not analyzed whether their actions will increase shareholder value. In their own words:

    "There can be no assurance that the actions our Nominees intend to take as described above will be implemented if they are elected or that the election of our Nominees will improve Computer Horizons' business or otherwise enhance shareholder value… Neither we (nor to our knowledge, any other person on our behalf) has made or undertaken any analysis or reports as to whether shareholder value will be maximized as a result of this solicitation or obtained reports from consultants or other outside parties as to whether the proposals presented herein would have an effect on shareholder value. There can be no assurance that shareholder value will be maximized as a result of this solicitation or the election of the Nominees." (emphasis added)

        We believe the shoot-from-the-hip approach of the dissident group will decrease shareholder value.

CHC's Management and Board Have a Winning Strategy for the Future

        In contrast with the dissident group, CHC's management and Board of Directors have a compelling strategic plan for our company. The merger with Analysts International is simply an extension of the clear and consistent strategy we have followed over the past several years.

        Our plan involves combining our two companies' complementary product sets, technologies, consulting staffs and client bases to fuel revenue growth and reduce our cost structure, which we believe will enhance value for all CHC shareholders. The result will be the creation of an industry-leading IT services company with the scale necessary to compete effectively in a rapidly consolidating and highly competitive industry.

The Value of Your CHC Investment is at Stake

        We urge you to act now to protect the value of your investment in CHC and to ensure that control of your company is not seized by short-term speculators and hedge fund operators who have only one objective in mind—to pursue their own short-sighted self-interests and to enrich themselves at the expense of the rest of CHC's shareholders.

        Your Board firmly believes that the merger with Analysts International makes compelling strategic sense and is the key to increasing future shareholder value. Therefore, your Board unanimously recommends that you vote "FOR" the merger.

        Your vote is IMPORTANT. Whether or not you plan to attend the Special Meeting of Shareholders, please sign, date and return the enclosed WHITE proxy card. A postage-paid envelope is provided for your convenience.

We thank you for your continued support.
Sincerely,

Earl Mason Chairman of the Board	William J. Murphy President and CEO

Sign, date and return the WHITE proxy card today.

Important!

1.
Regardless of how many shares you own, your vote is very important. Please sign, date and mail the enclosed WHITE proxy card.

  Please vote each WHITE proxy card you receive since each account must be voted separately. Only your latest dated proxy counts.

2.
We urge you NOT to sign any Green proxy card sent to you by the Dissident Group.

3.
Even if you have sent a Green proxy card to the Dissident Group, you have every right to change your vote. You may revoke that proxy, and vote as recommended by the Board of Directors by signing, dating and mailing the enclosed WHITE proxy card in the enclosed envelope.

4.
If your shares are held in the name of a bank, broker or other nominee, please direct the party responsible for your account to vote the WHITE proxy card as recommended by the Board of Directors.

If you have any questions on how to vote your shares, please call our proxy solicitor:
MORROW & CO. at (800) 662 - 5200.

        This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words such as "believe," "expect," "anticipate," "plan," "potential," "continue" or similar expressions. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All forward-looking statements included in this communication are based on information available to Computer Horizons and Analysts on the date hereof. Computer Horizons and Analysts undertake no obligation (and expressly disclaim any such obligation) to update forward-looking statements made in this communication to reflect events or circumstances after the date of this communication or to update reasons why actual results would differ from those anticipated in such forward-looking statements.

        Computer Horizons Corp. has filed with the Securities and Exchange Commission a registration statement on Form S-4 and Computer Horizons Corp. and Analysts International Corporation have filed with the Commission a related joint proxy statement/prospectus in connection with the merger transaction involving Computer Horizons and Analysts International. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND RELATED JOINT PROXY STATEMENT/ PROSPECTUS REGARDING THE PROPOSED MERGER BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE MERGER TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Computer Horizons Corp. and Analysts International Corporation with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at http://www.sec/gov. Free copies of the joint proxy statement/prospectus and other documents may also be obtained for free from Computer Horizons Corp.'s and Analysts International Corporation's respective investor relations at dreingol@computerhorizons.com and pquist@analysts.com, respectively.

        Computer Horizons Corp. and Analysts International Corporation and their respective directors, officers and other employees and proxy solicitors may be deemed to be participants in the solicitation of proxies from the shareholders of Computer Horizons and Analysts International with respect to the transactions contemplated by the merger agreement. Information regarding Computer Horizons' officers and directors is included in Computer Horizons' Proxy Statement for its 2005 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on April 11, 2005. Information

regarding Analysts International's officers and directors is included in Analysts International's Proxy Statement for its 2005 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on April 22, 2005. These documents are or will be available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Computer Horizons Corp.'s investor relations at dreingol@computerhorizons.com and Analysts International Corporation investor relations at pquist@analysts.com.